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Writer’s Direct Contact 213/892-5251 HCohn@mofo.com

September 18, 2012

Via EDGAR Filing and Overnight Delivery

Michael McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MVP REIT, Inc. (formerly known as MVP Monthly Income Realty Trust, Inc.)

Amendment No. 7 to the Registration Statement on Form S-11

Filed September 18, 2012

(File No. 333-180741)

Dear Mr. McTiernan:

On behalf of our client, MVP REIT, Inc. (the “Company”), we are transmitting for filing Amendment No. 7 (the “Amendment”) to the Registration Statement on Form S-11 (File No. 333-180741) (the “Registration Statement”). A courtesy copy will be provided that is marked to show changes from Amendment No. 6 to the Registration Statement filed with the Securities and Exchange Commission on September 6, 2012.

The Amendment is being filed to clarify the maximum amount of organization and offering expenses (including selling commissions) payable by the Company in response to comments from FINRA. See pages 17, 21, 66, 84, 171 and II-1. In addition, the Company has filed amendments to its Selling Agreements with Source Capital Group, Inc. and Ashton Garnett Securities, LLC. See Exhibit 1.3 and 1.4. At the request of FINRA, the amendments delete a provision in each Selling Agreement providing for the advancement of selling commissions by the Company to the selling agent. The Company also has filed an amendment to its Charter amending Sections 9.2 and 9.3 of the Charter pertaining to investment limitations at the request of a state examiner. See Exhibit 3.7.

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Michael McTiernan September 18, 2012 Page Two

Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Ben Chung at (213) 892-5562.

Very truly yours,

/s/ Hillel T. Cohn

Hillel T. Cohn

Enclosures

cc:	Erin E. Martin — Securities and Exchange Commission

Jorge Bonilla — Securities and Exchange Commission

Dan Gordon — Securities and Exchange Commission

Michael V. Shustek — MVP REIT, Inc.

Ira Levine, Esq. — Levine Garfinkel & Eckersley

Sharon A. Kroupa, Esq. — Venable LLP